Exhibit D-4

                   UNITED STATES OF AMERICA 87 FERC P. 62,345
                      FEDERAL ENERGY REGULATORY COMMISSION


Cleveland Electric Illuminating     )     Docket No. EC99-64-000
  Company                           )


                        ORDER AUTHORIZING ACQUISITION OF
                            JURISDICTIONAL FACILITIES


                             (Issued June 24, 1999)


      On April 16, 1999, as supplemented on April 22, 1999, the Cleveland Electric Illuminating Company (Cleveland Electric) filed an application pursuant to section 203 of the Federal Power Act (FPA) (1) for Commission authorization to purchase certain jurisdictional facilities from Pennsylvania Electric Company (Penelec) that are part of the Seneca Pumped Storage Generating Station (Seneca), which is jointly owned by Cleveland Electric and Penelec.(2) The jurisdictional facilities to be acquired include Penelec's share of the generator step-up transformers and generator leads at Seneca. The proposed transaction is part of the overall acquisition of Penelec's 20 percent ownership interest in Seneca by Cleveland Electric.

      Cleveland Electric is a public utility under the FPA. Cleveland Electric is a wholly-owned subsidiary of FirstEnergy Corp. (FirstEnergy), which is an exempt electric utility holding company under the Public Utility Holding Company Act of 1935 (PUHCA). Cleveland Electric provides wholesale and retail electric service in portions of Ohio. Cleveland Electric and its affiliates, Ohio Edison Company, The Toledo Edison Company and Pennsylvania Power Company (collectively, FirstEnergy Operating Companies), provide access to their transmission facilities through FirstEnergy's single-system open access transmission tariff.(3) Cleveland Electric owns, among other facilities, an 80 percent interest in Seneca. Cleveland Electric has received Commission authorization to sell wholesale power at market-based rates.(4)

      Penelec is a wholly-owned subsidiary of GPU, Inc. (GPU), a registered holding company under PUHCA. Penelec provides wholesale and retail electric service in western, northern and south central Pennsylvania. In addition, Penelec provides access to its transmission facilities through the regional open access transmission tariff that is administered by PJM Interconnection, L.L.C.
(PJM). Penelec currently owns, among other facilities, a 20 percent interest in Seneca and in the associated step-up



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transformers  and  generator  leads.  Penelec and its  affiliates,  Metropolitan
Edison Company and Jersey Central Power & Light Company, have received Commission authorization to sell wholesale power at market-based rates.(5)

      Cleveland Electric claims that the proposed acquisition is consistent with the public interest and will not have an adverse effect on competition, rates or regulation. However, to alleviate any rate concerns, the FirstEnergy Operating Companies commit to hold their wholesale customers harmless from any increase in rates that could result from costs incurred due to the proposed acquisition. Cleveland Electric also notes that the Pennsylvania Public Utilities Commission has approved the sale of Penelec's interest in Seneca to Cleveland Electric.

      Notice of the application was published in the Federal Register, with comments, protests or interventions due on or before May 17, 1999. No comments were filed.

After   consideration,   it  is  concluded  that  the  proposed  acquisition  of
jurisdictional facilities by Cleveland Electric is consistent with the public interest and is hereby authorized, subject to the following conditions:

      (1) The proposed transaction is authorized upon the terms and conditions and for the purposes set forth in the application;

      (2) The Commission retains authority under sections 203(b) and 309 of the Federal Power Act to issue supplemental orders as appropriate;

      (3) The foregoing authorization is without prejudice to the authority of the Commission or any other regulatory body with respect to rates, service, accounts, valuation, estimates or determinations of costs or any other matter whatsoever now pending or which may come before the Commission;

      (4) Nothing in this order shall be construed to imply acquiescence in any estimate or determination of cost or any valuation of property claimed or asserted;

      (5) Cleveland Electric is directed to account for the transaction in accordance with the Uniform System of Accounts and file with the Commission journal entries to clear Account 102, Electric Plant Purchased or Sold, within six months of the date of the transaction; and

      (6) Cleveland Electric shall promptly notify the Commission of the date the transaction is consummated.


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


      Authority to act on this matter is delegated to the Director, Division of Opinions and Corporate Applications, pursuant to 18 C.F.R. @ 375.308. This order constitutes final agency action. Requests for rehearing by the Commission may be filed within thirty (30) days of the date of the issuance of this order, pursuant to 18 C.F.R. @ 385.713.

                                        Michael A. Coleman
                                        Director
                                        Division of Opinions
                                        and Corporate







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1     16 U.S.C. @ 824b (1994)

2   Because  Penelec's sale of its interest in Seneca is subject to approval by the Securities and Exchange Commission (SEC), pursuant to section 318 of the FPA, Penelec is not seeking Commission authorization to dispose of its jurisdictional facilities associated with Seneca. According to the application, on March 8, 1999, Penelec filed an application with the SEC seeking authorization to sell its 20 percent ownership interest in Seneca and the related transmission facilities to Cleveland Electric.

3   On March 19, 1999, in Docket No.  EC99-53-000,  the First Energy  Operating
Companies requested Commission authorization to transfer ownership and operational control of their transmission facilities to American Transmission Systems, Inc. (ATSI), a wholly-owned subsidiary of FirstEnergy. Cleveland Electric notes that the transmission facilities that are the subject of this application will not be transferred to ATSI.

4   See Cleveland Electric Illuminating Company, et al., 76 FERC P61,346 (1996).

5   See Jersey Central Power & Light Company, et al., 82 FERC P61,023 (1997).



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